NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission ('SEC') of its intention to remove the entire class of Common Stock and Depositary Shares, Each Representing a 1/1000th Interest in a Share of 11.5% Series A Cumulative Preferred Stock (together, the 'Securities') of Global Geophysical Services, Inc. (the 'Company') from listing and registration on the Exchange at the opening of business on August 12, 2014, pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Securities are no longer suitable for continued listing and trading on the Exchange. NYSE Regulation has determined that the Company is no longer suitable for listing. Pursuant to Listed Company Manual (the 'Manual') Section 802.01D, this decision was reached in view of the Company's March 25, 2014 announcement that it and certain of its domestic subsidiaries have filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Texas, Corpus Christi Division. NYSE Regulation noted the uncertainty as to the timing and outcome of the bankruptcy process, as well as the ultimate effect of this process on the value of the Company's Securities. 1. Section 802.01D (Bankruptcy and/or Liquidation) of the Manual states that the Exchange would normally give consideration to suspending or removing from the list a security of a company when an intent to file under any of the sections of the bankruptcy law has been announced or a filing has been made or liquidation has been authorized and the company is committed to proceed. 2. The Exchange, on March 26, 2014, determined that the Securities of the Company should be suspended immediately from trading, and directed the preparation and filing with the SEC of this application for the removal of the Securities from listing and registration on the Exchange. The Company was notified verbally and by letter on March 26, 2014. 3. Pursuant to the above authorization, a press release was immediately issued and an announcement was made on the 'ticker' of the Exchange immediately and at the close of the trading session on March 26, 2014 of the suspension of trading in the Securities. Similar information was included on the Exchange's website. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist the Securities, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.